UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Jazz Pharmaceuticals Public Limited Company
File No. 1-33500 - CF#35983

     Jazz Pharmaceuticals Public Limited Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on February 27, 2018.

     Based on representations by Jazz Pharmaceuticals Public Limited Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.8   through August 3, 2022

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Brent J. Fields
                    Secretary